

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

February 25, 2





RECEIVED
MAR 3 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

PPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
25 Febuary 2005 – (ASX Announcement & Media Release – Welder Ranch Project Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293


FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

25 February 2005

ASX ANNOUNCEMENT AND MEDIA RELEASE

PROGRESS REPORT- WELDER RANCH WELL

Welder Ranch Gas Project, Victoria County, Texas (FAR 9%)

A 7 5/8 inch liner has been run and cemented in the Vaquero #1 well to 11,000 feet. It will now be possible to conduct a logging run through the well liner during the current program to evaluate shows reported on mudlogs between 9,310 and 10,750 feet.

The likely forward plan is to drill ahead to evaluate three deeper objectives between 12,000 and 13,500 feet. These objectives are defined by 3D seismic tied into **three nearby producing wells that are presently producing at an impressive combined rate of 32 million cubic feet of gas per day providing good evidence that the current test well has high impact potential.** AVO amplitude anomalies are very obvious on the seismic data, possibly indicating gas charged reservoir objectives.

The Vaquero #1 well is located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas. The initial well, the Vaquero #1, is being drilled using Nabors Drilling Land Rig 520 and is being operated by Vaquero Oil and Gas of Houston, Texas. Target depth is anticipated within approximately 10 days.

Under the terms of the agreement FAR will pay 11.25 percent of the drilling and completion cost of the first well (the Vaquero #1) to earn a 9 percent working interest in all wells drilled within the area of mutual interest. FAR is the only ASX listed entity participating in the project with other interests held by North American entities. The well is estimated to cost US$2.7 million.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au